                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 5)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                  COMSHARE INC.
                                ----------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                    205912108
                           -------------------------
                                 (CUSIP Number)

                                  Ciaran Murray
                             Chief Financial Officer
                              Codec Systems Limited
                            Hyde House, Adelaide Road
                                Dublin 2, Ireland
                                011-353-1-6034300

                                 with a copy to:

                          Ronald A. Fleming, Jr., Esq.
                             Pillsbury Winthrop LLP
                             One Battery Park Plaza
                          New York, New York 10004-1490
                                 (212) 858-1000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 16, 2002
                           --------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

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CUSIP NO. 205912108                   13D                      PAGE 2 OF 6 PAGES


-------------------------------------------------------------------------------
 (1) Name of Reporting Person I.R.S. Identification No. of Above
     Person

     Codec Systems Limited                             I.R.S. I.D.#[ ]
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Ireland
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                             1,315,400
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                                     0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                             1,315,400
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                                     0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person     1,315,400

-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     13.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------


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CUSIP NO. 205912108                   13D                      PAGE 3 OF 6 PAGES


-------------------------------------------------------------------------------
 (1) Name of Reporting Person I.R.S. Identification No. of Above
     Person

     Anthony Stafford                             I.R.S. I.D.#[ ]
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Ireland
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                             1,315,400
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                                     0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                             1,315,400
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                                     0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person     1,315,400

-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     13.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------


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CUSIP NO. 205912108                   13D                      PAGE 4 OF 6 PAGES




         This statement constitutes Amendment No. 5 to the Schedule 13D (the "Schedule 13D"), dated May 2, 2001, regarding the common stock (the "Shares"), of Comshare Inc., a Michigan corporation (the "Issuer"). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Schedule 13D.

         This statement is being filed by Codec Systems Limited ("Codec"), a corporation organized under the laws of Ireland, and by Anthony Stafford (collectively, the "Filing Parties"), in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). It refers only to information that has materially changed since the filing of Amendment No. 4 to the Schedule 13D on November 27, 2001.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------

         Codec has acquired 1,315,400 Shares (as reported in Item 5) in the open market at a total cost of approximately $3,868,656. The source of funds for these purchases was working capital of Codec.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

(a) As of the date hereof, Codec is the beneficial owner of 1,315,400 Shares, or approximately 13.0% of the 10,116,716 Shares outstanding as of October 31, 2001 ( the "Outstanding Shares"), according to information contained in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001. By virtue of his ownership of approximately 90% of the issued and outstanding voting stock of Codec, Anthony Stafford may be deemed to beneficially own the Shares held by Codec. Anthony Stafford disclaims such beneficial ownership.

(b) Codec has the sole power to vote and to dispose of the Shares beneficially held by it described in (a) above. Anthony Stafford may be deemed to have the same power by virtue of his ownership of approximately 90% of the issued and outstanding voting stock of Codec.

(c) The table below sets forth purchases of the Shares by the Filing Parties during the last 60 days (other than such purchases previously disclosed in Amendment No. 4 to the Schedule 13D). All of such purchases were effected by Codec on the NASDAQ National Market:



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CUSIP NO. 205912108                   13D                      PAGE 5 OF 6 PAGES



                                                           APPROXIMATE PRICE
          DATE                  AMOUNT OF SHARES             PER SHARE ($)
          ----                  ----------------           ------------------
         11/23/01                    37,600                      3.33

         11/28/01                    10,100                      3.00

          1/11/02                     5,300                      3.08

          1/14/02                    14,100                      3.08

          1/15/02                    13,100                      3.08

          1/16/02                    17,500                      3.08

          1/28/02                   100,000                      2.35



         To the knowledge of the Filing Parties, none of the persons named in
Schedule I has purchased or sold any Shares during the last 60 days.

(d) No other person or entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Filing Parties.

(e)      Not applicable.



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CUSIP NO. 205912108                   13D                      PAGE 6 OF 6 PAGES



                                    SIGNATURE


         Each of the following certifies that the information set forth in this statement is true, complete and correct after reasonable inquiry and to the best of its knowledge and belief.


                                            CODEC SYSTEMS LIMITED



                                            By:   /s/ CIARAN MURRAY
                                               --------------------------------
                                               Name: Ciaran Murray
                                               Title: Chief  Financial Officer





                                                  /s/ ANTHONY STAFFORD
                                               --------------------------------
                                                     Anthony Stafford

Dated: February 11, 2002